UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA has reached an agreement with The PNC Financial Services Group, Inc. for the sale of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA, as well as other companies of the BBVA group in the United States with activities related to this banking business (the “Transaction”).

The agreement reached does not include the sale of the institutional business of the BBVA group developed through its broker dealer BBVA Securities Inc. nor the participation in Propel Venture Partners US Fund I, L.P. (together, the “Excluded Business”). The Excluded Business will be transferred by BBVA USA Bancshares, Inc. to entities of the BBVA group prior to the closing of the Transaction. In addition, BBVA will continue to develop the wholesale business that it currently carries out through its branch in New York.

The price of the Transaction amounts to approximately 11,600 million US dollars (approximately equivalent to 9,700 million euros)1. The price will be fully paid in cash.

It is expected that the Transaction would result in a positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) ratio of approximately 300 basis points and positive results (net of taxes) of approximately 580 million euros2.

The closing of the Transaction is subject to obtaining regulatory authorizations from the competent authorities. It is estimated that the closing of the Transaction would take place in mid 2021.

An analyst presentation is convened today at 9:30 a.m. (Madrid Time). The presentation can be followed via BBVA’s website on the Internet (www.bbva.com). A recording of the presentation will also be available on the above website, for a period of at least one month.

Madrid, November 16, 2020

[1]	EUR/USD exchange rate of 1.20
[2]

The determination of the impact on Common Equity Tier 1 and the financial results was made taking into consideration the group’s financial statements as of September 30, 2020 and a EUR/USD exchange rate of 1.20. The amount of the impact on Common Equity Tier 1 and the financial results will vary from the date of this disclosure up to the date of closing of the Transaction due to, among other circumstances, changes in the book value of the companies included in the Transaction and changes in the EUR/USD exchange rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 16, 2020	By:	/s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A